03015374

SEC FILE NUMBER 8- 21897

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSING SECTION RECEIVED MAR 07 2003

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET 23rd FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL M. ROSENTHAL 212 344-2610
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNARD KATZ & CO. P.C.
(Name — *if individual, state last, first, middle name*)

ONE MAYFAIR ROAD (Address) EASTCHESTER (City) NEW YORK (State) 10709 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PAUL M. ROSENTHAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31, XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public

RAVI JETHMAL
Notary Public, State of New York
No. 01JE6053098
Qualified in New York County
Commission Expires January 2, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABEL/NOSER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

ABEL/NOSER CORP.
Financial Statements
Table of Contents

BERNARD KATZ & Co., P.C.
Certified Public Accountants

One Mayfair Road
Eastchester, N.Y. 10709
Tel. (914) 779-7555
Fax (914) 779-0024

Board of Directors
Abel/Noser Corp.
New York, NY

We have audited the accompanying statement of financial condition of Abel/Noser Corp. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernard Katz & Co. P.C.

Eastchester, New York
February 20, 2003

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 765,524
Cash segregated in compliance with federal and other regulations	78,717
Receivable from clearing broker	832,121
Receivables - other	184,773
Prepaid expenses	229,467
Marketable securities, at cost, which equals market value	3,979,258
United States Treasury Note segregated in compliance with federal and other regulations, at market	4,343,963
Securities not readily marketable	3,300
Exchange membership, at cost (market value $2,000,000)	372,500
Property and improvements	509,568
Rent security deposits	62,907
	$ 11,362,098

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$ 5,131,613
Accounts payable, accrued expenses, and other liabilities	873,761
	6,005,374
Commitments and contingent liabilities	
Stockholders' equity	
Capital stock	60,504
Retained earnings	5,296,220
Total stockholders' equity	5,356,724
	$ 11,362,098

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Net commissions	$ 28,066,313
Transaction measurement analyses fees	1,121,244
Interest and dividends	194,456
Insurance recovery	250,000
Other	362,158
	29,994,171
Expenses	
Employee compensation and benefits	17,441,033
Floor brokerage, exchange and clearance fees	5,245,561
Communications and data processing	644,374
Information services	1,201,188
Occupancy costs	337,800
Other operating expenses	1,801,025
	26,670,981
Income before income taxes	3,323,190
Provision for income taxes	305,829
Net income	$ 3,017,361

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Capital Stock	Retained Earnings	Total
Balances at January 1, 2002	$ 60,504	$ 5,278,859	$ 5,339,363
Net income		3,017,361	3,017,361
Distributions to shareholders		(3,000,000)	(3,000,000)
Balances at December 31, 2002	$ 60,504	$ 5,296,220	$ 5,356,724

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2002

OPERATING ACTIVITIES	
Net income	$ 3,017,361
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation and amortization	375,570
Decrease (increase) in operating assets:	
Receivable from clearing broker	(423,965)
Receivables - other	(71,141)
Prepaid expenses	76,574
Increase (decrease) in operating liabilities:	
Payable to customers	(165,112)
Accounts payable, accrued expenses, and other liabilities	124,755
Cash provided from operations	2,934,042
INVESTING ACTIVITIES	
Acquisitions of property and improvements	(134,548)
Proceeds from sale of marketable securities	689,683
Acquisition of United States Treasury Bill	(248,285)
Redemption of United States Treasury Bill	4,386,000
Acquisition of United States Treasury Note	(4,308,180)
Accrued interest	(35,783)
Rent security deposit increase	(1,839)
Cash provided from investing activities	347,048
FINANCING ACTIVITIES	
Distribution to shareholders	(3,000,000)
Cash (used for) financing activities	(3,000,000)
Increase in cash	281,090
Increase in cash - unsegregated	202,373
Increase in cash - segregated	78,717
Total	281,090
Cash - beginning of year	563,151
Cash - end of year	$ 844,241
SUPPLEMENTAL INFORMATION	
Cash paid during the year for income taxes	$ 220,629

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Schedules
For the Year Ended December 31, 2002

Employee compensation and benefits	
Salaries	
Trading department	$ 2,661,905
Sales department	4,119,723
Computer department	1,764,847
Administrative and compliance	762,880
Officers	7,308,846
	16,618,201
Payroll taxes and employee fringe benefits	
Trading department	115,593
Sales department	147,392
Computer department	89,044
Adminstrative and compliance	43,249
Officers	113,719
Medical benefits	313,835
	822,832
	$ 17,441,033

Other operating expenses	
Trading department	
Travel and meals	$ 147,841
Sales department	
Travel and meals	630,036
Dues, subscriptions and other	62,560
Sales support	121,563
General administrative	
Maintenance and repairs	47,791
Insurance	69,200
Travel and meals	94,980
Office supplies	61,737
Charitable contributions	28,673
Professional fees	86,947
Other	74,127
Depreciation and amortization	375,570
	$ 1,801,025

ABEL/NOSER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. The Company is owned equally by two of its officers, Stanley S. Abel and Eugene A. Noser, Jr.

The Company is an institutional discount brokerage firm that specializes in valuation, transaction measurement, and securities trading services, primarily for corporate and institutional retirement plans. The Company is a member of the New York Stock Exchange and other regional exchanges, as well as the Securities Investor Protection Corporation.

Net commissions generated by one of the Company's customers were $4,957,000 which was 18% of the Company's net commissions.

2 - Significant accounting policies

Proprietary securities transactions
Marketable securities and United States Treasury Notes are recorded at market value. Securities not readily marketable are recorded at fair value as determined by management.

Exchange membership
Exchange membership is carried at cost.

Net Commissions
Commissions and related clearing expenses are recorded on a trade date basis.

Depreciation
Furniture, equipment and computer hardware and software are depreciated for book and tax purposes on an accelerated basis over their useful lives. Automobiles are depreciated on an accelerated basis using rates prescribed by the Internal Revenue Service. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

2 - Significant accounting policies (continued)

Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to New York State Franchise and New York City General Corporation taxes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

3 - Receivables - other

This is comprised of the following:

Advances to customers	$ 87,096
Transaction measurement service fees	95,500
Employee and sundry receivables	2,177
Total	$184,773

4 - Marketable securities, at cost, which equals market value

The Company has deposited these funds in the JP Morgan Prime Money Market Select Shares fund.

5 - United States Treasury Note segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2002 the company had cash and a United States Treasury Note totaling $4,422,680 segregated in a special reserve account. The customer credit balances reserved for at December 31, 2002 were as follows:

Refund clients	$ 877,426
Pension clients	2,504,123
Total	$3,381,549

6 – Property and improvements

This is comprised of:

Furniture and fixtures	$ 369,889
Computer equipment and software	1,293,394
Automobiles	69,778
Leasehold improvements	613,324
	2,346,385
Less - accumulated depreciation and amortization	1,836,817
Fixed assets, net	$ 509,568

7 - Accounts payable, accrued expenses and other liabilities

This is comprised of the following:

Trade payables	$ 446,100
Accrued salaries, commissions and bonuses	291,044
Other accrued expenses	130,367
Deferred income	6,250
Total	$ 873,761

8 - Capital stock and stockholders' equity

There are 200 shares of common stock without par value authorized; 100 shares are issued and outstanding.

9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain nonallowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $3,870,784, which was $3,470,426 in excess of the required $400,358. The Company's net capital ratio was 1.55 to 1.

10 - Commitments and contingencies

The Company is obligated under a noncancellable operating lease for its premises. The lease term ends on March 31, 2004 and has the following minimum annual payments:

2003	$ 307,000
2004	$ 98,000

The operating lease is subject to periodic escalation charges. The Company has an option to extend the lease at the end of its term. Rent expense for 2002 was $301,911.

11 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

12 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

BERNARD KATZ & Co., P.C.
Certified Public Accountants

One Mayfair Road
Eastchester, N.Y. 10709
Tel. (914) 779-7555
Fax (914) 779-0024

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Abel/Noser Corp.
New York, NY

In planning and performing our audit of the financial statements of Abel/Noser Corp. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernard Katz & Co. P.C.

Bernard Katz & Co., P.C.
Eastchester, New York
February 20, 2003

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

NET CAPITAL		
Total stockholders' equity		$ 5,356,724
Deductions and/or charges: Non-allowable assets		
Exchange membership	$ 372,500	
Property and improvements	509,568	
Receivables - other	184,773	
Prepaid expenses	229,467	
Rent security deposits	62,907	
Securities not readily marketable	3,300	
Other	400	1,362,915
Net capital before haircuts on securities positions		3,993,809
Haircuts on securities positions		123,025
Net capital		$ 3,870,784
AGGREGATE INDEBTEDNESS		
Customer credits payable - 28(e)		$ 5,131,613
Accounts payable, accrued expenses, and other liabilities		873,761
Total aggregate indebtedness		$ 6,005,374
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 400,358
Minimum net capital requirement for Broker/Dealer under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 400,358
Net capital		$ 3,870,784
Excess Net Capital		$ 3,470,426
Ratio: Aggregate indebtedness to net capital		1.55 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part IIA filing.

ABEL/NOSER CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

CREDIT BALANCES	
Customer credits payable to 28(e) refund and pension clients - December 31, 2002	$ 3,381,549
Total credit items	3,381,549
DEBIT BALANCES	None
Excess of total credits over total debits	$ 3,381,549
RESERVE COMPUTATION	
Required reserve balance	$ 3,381,549
Amount held on deposit in Special Reserve accounts at December 31, 2002	4,422,680
Excess of reserve accounts over required reserve	$ 1,041,131

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.

Reconciliation of Audited and Unaudited Financial Condition

Total ownership equity per unaudited Focus Report	$ 5,356,725
Total ownership equity per Audit Report	$ 5,356,724

ABEL/NOSER CORP.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002**

Material Inadequacies

Our audit program included periodic reviews of practices and procedures of the Company to ascertain that (1) computations of aggregate indebtedness and net capital under Rule 17A-5 are proper and within prescribed limits, (2) the conditions of Rule 15C-3-3 are being complied with.

There were no material inadequacies at the date of our examination in the accounting system or internal accounting controls with regard to the computation of aggregate indebtedness and net capital under Rule 17A-5, or complying with the conditions of Rule 15C-3-3.

No conditions or inadequacies in the Company's accounting system or internal controls have arisen since the date of our audit that require any corrective action.

See separate Report on Internal Control Structure to the Board of Directors.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART II [11]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [✓] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: **Abel/Noser Corp.** [13]

SEC. FILE NO.: **8-21897** [14]

FIRM ID NO.: **13-2833083** [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

90 Broad Street [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): **01/01/02** [24]

AND ENDING (MM/DD/YY): **12/31/02** [25]

New York [21]	**NY** [22]	**10004 2279** [23]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT - (Area code) - Telephone No.

Paul M. Rosenthal [30] **(212)344-2610** [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [✓] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of February 2003

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
Abel/Noser Corp.	N 2	100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/02 [99]

SEC FILE NO. 8-21897 [98]

Consolidated ___ [198]

Unconsolidated X [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 765,124	200			$ 765,124	750
2. Cash segregated in compliance with federal and other regulations	78,717	210			78,717	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	832,121	290			832,121	800
E. Other		300	$ 95,500	550	95,500	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured Accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations	4,343,963	380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Abel/Noser Corp.** as of **12/31/02**

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

	Allowable	Nonallowable	Total
E. Stocks and warrants .... $	[410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	3,979,258 [424]		
I. Spot Commodities	[430]		
J.Total inventory - includes encumbered securities of . . . $ [120]			$ 8,323,221 [850]
8. Securities owned not readily marketable:			
A. At Cost ...... $ [130]	[440]	$ 3,300 [610]	3,300 [860]
9. Other investments not readily marketable:			
A. At Cost ...... $ [140]			
B. At estimated fair value	[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities .... $ [150]			
B. Other .... $ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:			
A. Exempted securities .... $ [170]			
B. Other .... $ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value .... $ [190]			
B. Owned at cost		372,500 [650]	
C. Contributed for use of company, at market value		[660]	372,500 [900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)	[490]	509,568 [680]	509,568 [920]
15. Other Assets:			
A. Dividends and interest receivable	[500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	89,273 [710]	
D. Miscellaneous	[530]	292,775 [720]	
E. Collateral accepted under SFAS 140	[536]		
F. SPE Assets	[537]		382,048 [930]
16. TOTAL ASSETS .... $	9,999,183 [540]	$ 1,362,916 [740]	$ 11,362,099 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Abel/Noser Corp.

as of 12/31/02

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements" . . . . $		1030	$	1240	$	1460
B. Other		1040		1250		1470
18. Securities sold under repurchase agreements.				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other		1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095		1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of . . . . . . $ ____ 950		1120				1580
B. Commodities accounts		1130		1330		1590
21. Payable to to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of . . . . . . $ ____ 960				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable.		1160				1630
B. Accounts payable	446,100	1170			446,100	1640
C. Income taxes payable		1180				1650
D. Deferred income taxes				1370		1660
E. Accrued expenses and other liabilities . .	5,553,024	1190			5,553,024	1670
F. Other	6,250	1200		1380	6,250	1680
G. Obligation to return securities				1386		1686
H. SPE Liabilities				1387		1687

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Abel/Noser Corp.

as of **12/31/02**

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured		1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
1. from outsiders				1400		1710
A. Cash borrowings: $ [0970]						
2. Includes equity subordination(15c3-1(d)) of [0980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [0990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination(15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$ 6,005,374	1230	$	1450	$ 6,005,374	1760

Ownership Equity

27. Sole proprietorship			$	1770
28. Partnership - limited partners	$	1020		1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			60,504	1792
C. Additional paid- in capital				1793
D. Retained Earnings			5,296,221	1794
E. Total			5,356,725	1795
F. Less capital stock in treasury			( )	1796
30. TOTAL OWNERSHIP EQUITY			$ 5,356,725	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 11,362,099	1810

OMIT PENNIES

*** Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER
Abel/Noser Corp. as of **12/31/02**

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 5,356,725	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					5,356,725	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 5,356,725	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 1,362,916	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:				3570		
1. number of items		3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(1,362,916)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 3,993,809	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations			43,440	3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			79,585	3734		
D. Undue concentration				3650		
E. Other (List)				3736	(123,025)	3740
10. Net Capital					$ 3,870,784	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	
Abel/Noser Corp.	as of **12/31/02**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$ 400,358	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 400,358	3760
14. Excess net capital (line 10 less 13)			$ 3,470,426	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 3,270,247	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 6,005,374	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$ 6,005,374	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 155	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			% 155	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) *For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	For the period (MMDDYY) from	01/01/02	3932	to	12/31/02	3933
Abel/Noser Corp.	Number of months included in this statement				12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 24,129,528	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions			4,252,383	3939
e. Total securities commissions			28,381,911	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or losses from underwriting and selling groups			32,158	3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			1,121,244	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			774,456	3995
12. Total revenue			$ 30,309,769	4030

EXPENSES

13. Registered representatives' compensation			$	4110
14. Clerical and administrative employees' expenses			11,369,341	4040
15. Salaries and other employment costs for general partners and voting stockholder officers			7,422,566	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			315,598	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			332,647	4060
20. Occupancy and equipment costs			337,800	4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			609,649	4195
27. Other expenses			6,904,805	4100
28. Total expenses			$ 27,292,406	4200

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ 3,017,363	4210
30. Provision for Federal Income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal Income taxes and extraordinary Items			$ 3,017,363	4230

MONTHLY INCOME

35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 155,470	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Abel/Noser Corp. as of **12/31/02**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

Item	Amount	Code	Total	Code
CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	3,381,549	4425		
11. TOTAL CREDITS			$ 3,381,549	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. ** Aggregate debit items			$	4470
18. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
19. ** TOTAL 15c3-3 DEBITS				4472
RESERVE COMPUTATION				
20. Excess of total debits over total credits (line 19 less line 11)			$	4480
21. Excess of total credits over total debits (line 11 less line 19)			3,381,549	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			4,422,680	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities				4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 4,343,963 [4525] value of qualified securities			$ 4,422,680	4530
26. Date of deposit (MMDDYY)				4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Abel/Noser Corp.**	as of **12/31/02**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	[2110]		
2. Monies borrowed collateralized by securities carried for PAIB		[2120]		
3. Monies payable against PAIB securities loaned (see Note 2-PAIB)		[2130]		
4. PAIB securities failed to receive		[2140]		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB		[2150]		
6. Other (List)		[2160]		
7. TOTAL PAIB CREDITS			$	[2170]

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$	[2180]		
9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]		
10. Failed to deliver of PAIB securities not older than 30 calendar days		[2200]		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12. Other (List)		[2220]		
13. TOTAL PAIB DEBITS			$	[2230]

RESERVE COMPUTATION

14. Excess of total PAIB debits over total PAIB credits (line 13 less line 7)	$	[2240]
15. Excess of total PAIB credits over total PAIB debits (line 7 less line 13)		[2250]
16. Excess debits in customer reserve formula computation		[2260]
17. PAIB Reserve Requirement (line 15 less line 16)		[2270]
18. Amount held on deposit in "Reserve Bank Account(s)", including $ ________ [2275] value of qualified securities, at end of reporting period		[2280]
19. Amount of deposit (or withdrawal) including $ ________ [2285] value of qualified securities		[2290]
20. New amount in Reserve Bank Account(s) after adding deposit or subtracting $ ________ [2295] value of qualified securities	$	[2300]
21. Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

OMIT PENNIES

Weekly ________ [2320] Monthly ________ [2330]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	
Abel/Noser Corp.	as of **12/31/02**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 . . . . $ ______ [4550]

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained . . . . . . ______ [4560]

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm ______ [4335] ______ [4570]

D. (k) (3)-Exempted by order of the Commission . . . . ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B . . . . $ ______ [4586]
   A. Number of items. . . . . ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . ______ [4588]
   A. Number of items . . . . $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes ___X___ [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This *information may be required on a more frequent basis by the Commission or the designated examining authority* in accordance with Rule 17a-5(a)(2)(iv).

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
Abel/Noser Corp.	as of	**12/31/02**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$	7010
B. Securities (at market)				7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market				7030
3. Exchange traded options				
A. Add market value of open option contracts purchased on a contract market				7032
B. Deduct market value of open option contracts granted (sold) on a contract market			( )	7033
4. Net equity (deficit) (add lines 1, 2, and 3)				7040
5. Accounts liquidating to a deficit and accounts with debit balances				
- gross amount		7045		
Less: amount offset against U.S. Treasury obligations owned by particular customers	( )	7047		7050
6. Amount required to be segregated (add lines 4 and 5)			$	7060

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash		7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets		
A. Cash	$	7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market)		7120
9. Net settlement from (to) clearing organizations of contract markets		7130
10. Exchange traded options		
A. Value of open long option contracts		7132
B. Value of open short option contracts	( )	7133
11. Net equities with other FCMs		
A. Net liquidating equity		7140
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers or option customers in lieu of cash (at market)		7170
12. Segregated funds on hand (describe:)		7150
13. Total amount in segregation (add lines 7 through 12)		7180
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$	7190

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Abel/Noser Corp. as of **12/31/02**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6			$	7200
2. Funds in segregated accounts				
A. Cash	$	7210		
B. Securities (at market)		7220		
C. Total				7230
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)			$	7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Abel/Noser Corp. as of **12/31/02**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMM

I. Check the appropriate box to identify the amount shown on line 1. below.

[ ] 7300 Secured amounts in only U.S. - domiciled customers' accounts

[ ] 7310 Secured amounts in U.S. and foreign - domiciled customers' accounts

[ ] 7320 Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] 7330 Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed ?

[ ] Yes 7340 If yes, explain the change below

[ ] No 7350

---

1. Amount to be set aside in separate section 30.7 accounts	$	7360
2. Total funds in separate section 30.7 accounts (page T10-4, line 8)		7370
3. Excess (deficiency) - (subtract line 1 from line 2)	$	7380

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	
Abel/Noser Corp.	as of **12/31/02**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks			
A. Banks located in the United States		$ 7500	
B. Other banks designated by the Commission			
Name(s):	7510	7520	$ 7530
2. Securities			
A. In safekeeping with banks located in the United States		$ 7540	
B. In safekeeping with other banks designated by the Commission			
Name(s):	7550	7560	7570
3. Equities with registered futures commission merchants			
A. Cash		$ 7580	
B. Securities		7590	
C. Unrealized gain (loss) on open futures contracts		7600	
D. Value of long option contracts		7610	
E. Value of short option contracts		( ) 7615	7620
4. Amounts held by clearing organizations of foreign boards of trade			
Name(s):	7630		
A. Cash		$ 7640	
B. Securities		7650	
C. Amount due to (from) clearing organizations - daily variation		7660	
D. Value of long option contracts		7670	
E. Value of short option contracts		( ) 7675	7680
5. Amounts held by members of foreign boards of trade			
Name(s):	7690		
A. Cash		$ 7700	
B. Securities		7710	
C. Unrealized gain (loss) on open futures contracts		7720	
D. Value of long option contracts		7730	
E. Value of short option contracts		( ) 7735	7740
6. Amounts with other depositories designated by a foreign board of trade			
Name(s):	7750		7760
7. Segregated funds on hand (describe:)			7765
8. Total funds in separate section 30.7 accounts (to page T10-3 line 2)			$ 7770

A. If any securities shown are other than the types of securities referred to in CFTC Regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
Abel/Noser Corp.	as of	**12/31/02**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A. Amounts required to be segregated or set aside in separate accounts for customers pursuant to CEAct and regulations						
i. U.S. futures & options (page T10-1, line 6)	$	7400				
ii. Dealer options (page T10-2, line 1)		7410				
iii. Foreign futures & options (page T10-3, line 1)		7420				
iv. Subtotal			$	7430		
B. Deductions for open long U.S. and foreign options in customers' accounts						
i. Value of long options included in line A		7440				
ii. With respect to each option customer, the amount of long values included in line B.i. which exceeds the net liquidating equity in that option customers' account	( )	7450				
iii. Net deduction for open long customer options			( )	7460		
C. Amount subject to 4% net capital factor (Item 7430 less Item 7460)			$	7470		
D. Enter 4% of line C			$	7480		
E. Minimum CFTC Net Capital Requirement. Enter the greater of line D or $250,000 (See Note)						7490

Note: If amount on Line E (7490) is greater than minimum net capital requirement computed in Item 3760 (Page 6) then enter this greater amount in Item 3760. The greater of the amount required by SEC or CFTC is the minimum net capital requirement.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Abel/Noser Corp. as of 12/31/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699*		

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER

Abel/Noser Corp.

as of 12/31/02

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 5,339,362	4240
A. Net income (loss)			3,017,363	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	3,000,000	4270
2. Balance, end of period (From Item 1800)			$ 5,356,725	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Abel/Noser Corp. as of **12/31/02**

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days.				
A. breaks long .... $		4890		4900
B. breaks short .... $		4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter ? (Check one) .... Yes X 4930 No 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3. Personnel employed at end of reporting period:		
A. Income producing personnel	23	4950
B. Non-income producing personnel (all other)	34	4960
C. Total	57	4970
4. Actual number of tickets executed during current month of reporting period	40,643	4980
5. Number of corrected customer confirmations mailed after settlement date		4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences		5000	$	5010		5020	$	5030
7. Security suspense accounts		5040	$	5050		5060	$	5070
8. Security difference accounts		5080	$	5090		5100	$	5110
9. Commodity suspense accounts		5120	$	5130		5140	$	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11. Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12. Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13. Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14. Total		5320	$	5330		5340	$	5350

	No. of Items		Ledger Amount		Market Value	
15. Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361		5362
16. Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$		5370
B. Customers' accounts under Rule 15c3-3	$		5374
18. Total of personal capital borrowings due within six months	$		5378
19. Maximum haircuts on underwriting commitments during the period	$		5380
20. Planned capital expenditures for business expansion during next six months	$		5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$		5384
22. Lease and rentals payable within one year	$		5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$		5388
B. Net	$		5390

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART I (OR PART II)

BROKER OR DEALER
Abel/Noser Corp. as of 12/31/02

FINANCIAL AND OPERATIONAL DATA
Operational Deductions From Capital (Note A)

		I No. of Items	II Debits (Short Value)	III Credits (Long Value)	IV Deductions In Computing Net Capital
1. Money suspense and balancing differences		5610	$ 5810	$ 6010	$ 6012
2. Security suspense and differences with related money balances	L	5620	5820	6020	6022
	S	5625	5825	6025	6027
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)		5630	5830	6030	6032
4. Market value of security record breaks		5640	5840	6040	6042
5. Unresolved reconciling differences with others:					
A. Correspondents and Broker/Dealers	L	5650	5850	6050	6052
	S	5655	5855	6055	6057
B. Depositories		5660	5860	6060	6062
C. Clearing Organizations	L	5670	5870	6070	6072
	S	5675	5875	6075	6077
D. Inter-company Accounts		5680	5880	6080	6082
E. Bank Accounts and Loans		5690	5890	6090	6092
F. Other		5700	5900	6100	6102
G. (Offsetting) Items A. through F.		5720	( ) 5920	( ) 6120	
TOTAL Line 5		5730	5930	6130	6132
6. Commodity Differences		5740	5940	6140	6142
7. Open transfers and reorganization account items over 40 days not confirmed or verified		5760	5960	6160	6162
8. TOTAL (Line 1.-7.)		5770	$ 5970	$ 6170	$ 6172
9. Lines 1.-6. resolved subsequent to report date		5775	$ 5975	$ 6175	$ 6177
10. Aged Fails --to deliver		5780	$ 5980	$ 6180	$ 6182
--to receive		5785	$ 5985	$ 6185	$ 6187
			(Omit 000's)	(Omit 000's)	(Omit Pennies)

NOTE A - This section must be completed as follows:

1. All member organizations must complete column IV, lines 1. through 8. and 10., reporting deductions from capital as of the report date whether resolved subsequently or not (see instructions relative to each line item).
2. a. Columns I, II and III of lines 1. through 8. and 10. must be completed when a Part II filing is required.
   b. *Columns I, II and III of lines 1. through 8. must be completed with a Part I filing, only if the total deduction* on line 8 column IV equals or exceeds 25% of excess net capital as of the prior month end reporting date. All columns of line 10. require completion.
3. A response to line 9., cols. I through IV and the "Potential Operational Charges Not Deducted From Capital" schedule on p. 3 are required only if:
   a. the parameters cited in 2.b. above exist, and
   b. the total deduction, line 8. column IV, for the current month exceeds the total deductions for the prior month by 50% or more.
4. All columns and line items (1. through 10.) must be answered if required. If respondent has nothing to report enter -0-.

Other Operational Data (Items 1., 2. and 3. below require an answer)

Item 1. Have the accounts enumerated on line 5.A. through F. above been reconciled with statements received from others within 35 days for lines 5.A. through D. and 65 days for lines 5.E. and F. prior to the report date and have all reconciling difference been appropriately comprehended in the computation of net capital at the report date? If this has not been done in all respects, answer No.

Yes X 5600
No 5601

Item 2. Do the respondent's books reflect a concentrated position (See Instruction) in commodities? If yes report the totals ($000 omitted) in accordance with the specific instructions; If No answer -0- for:

A. Firm Trading and Investment Accounts — A. 5602
B. Customers' and Non-Customers' and Other Accounts — B. 5603

Item 3. Does respondent have any planned operational changes? (Answer Yes or No based on specific instructions.)

Yes 5604
No X 5605

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART I (OR PART II)

BROKER OR DEALER
Abel/Noser Corp. as of **12/31/02**

FINANCIAL AND OPERATIONAL DATA
Potential Operational Charges Not Deducted From Capital (Note B)

	I No. of Items		II Debits (Short Value)		III Credits (Long Value)		IV Deductions In Computing Net Capital	
1. Money suspense and balancing differences		6210	$	6410	$	6610	$	6612
2. Security suspense and differences with related money balances L		6220		6420		6620		6622
S		6225		6425		6625		6627
3. Market value of short and long security suspense and differences without related money (other than reported in line 4., below)		6230		6430		6630		6632
4. Market value of security record breaks		6240		6440		6640		6642
5. Unresolved reconciling differences with others:								
A. Correspondents and Broker/Dealers L		6250		6450		6650		6652
S		6255		6455		6655		6657
B. Depositories		6260		6460		6660		6662
C. Clearing Organizations L		6270		6470		6670		6672
S		6275		6475		6675		6677
D. Inter-company Accounts		6280		6480		6680		6682
E. Bank Accounts and Loans		6290		6490		6690		6692
F. Other		6300		6500		6700		6702
G. (Offsetting) Items A. through F.		6310	( )	6510	( )	6710		
TOTAL (Line 5.)		6330		6530		6730		6732
6. Commodity Differences		6340		6540		6740		6742
TOTAL (Line 1.-6.)		6370	$	6570	$	6770	$	6772
			(Omit 000's)		(Omit 000's)		(Omit Pennies)	

NOTE B - This section must be completed as follows:

1. All line items (1. through 6.) and columns (I through IV) must be completed only if:
   a. the total deductions on line 8., column IV, of the "Operational Deductions From Capital" schedule equal or exceed 25% of excess net capital as of the prior month end reporting date; and
   b. the total deduction on line 8., column IV, for the current month exceeds the total deductions for the prior month by 50% or more. If respondent has nothing to report enter -0-.
2. Include only suspense and difference items open at the report date which were NOT required to be deducted in the computation of net capital AND which were not resolved seven (7) business days subsequent to the report date.
3. Include in column IV only additional deductions not comprehended in the computation of net capital at the report date.
4. Include on line 5. A. through F. unfavorable differences offset by favorable differences (see instructions for line 5) at the report date if resolution of the favorable items resulted in additional deductions in the computation of net capital subsequent to the report date.
5. Exclude from lines 5. A. through F. new reconciling differences disclosed as a result of reconciling with the books of account statements received subsequent to the report date.
6. Line items 1. through 5. above correspond to similar line items in the "Operational Deductions From Capital" schedule (page 2) and the same instructions should be followed except as stated in Note (B-1 through 5.) above.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2002 [8004]
or if less than 12 months

Report for the period beginning ______ [8005] and ending ______ [8006]
MM DD YY 1/1/2002 — MM DD YY 12/31/2002

SEC FILE NUMBER: 8-21897 [8011]

1. NAME OF BROKER DEALER

Abel/Noser Corp. [8020] N 9 — OFFICIAL USE ONLY [8021]

Firm No — M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	8053		8057
NAME :	8054		8058
NAME :	8055		8059
NAME :	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	2	8073
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	8074
5. Respondent makes markets in the following securities:			
(a) equity securities	(enter applicable code: 1=Yes 2=No)	2	8075
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	8076
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	8077
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	8079
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	8084
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts			8080
(b) Omnibus accounts			8081
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	8085

NYSE

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	1	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American	1	8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York	1	8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other	1	8129

13. Employees:

(a) Number of full-time employees	57	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	27	8102

14. Number of NASDAQ stocks respondent makes market		8103
15. Total number of underwriting syndicates repondent was a member		8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:	Actual		8105
	Estimate		8106
(a) equity securities transactions effected on a *national securities exchange*			8107
(b) equity securities transactions effected other than on a national securities exchange			8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange			8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent		8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate ______ 8131		
(c) Type of institution ______ 8132		
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent ______ 8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period . . . . $		8118

***Required in any Schedule I filed for the calendar year 1978 and succeeding years**